As filed with the Securities and Exchange Commission on October 18, 2007

Registration No. 333-146444

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

_______________________

PRE-EFFECTIVE AMENDMENT NO. 1 TO THE

FORM F-6

REGISTRATION STATEMENT

under

THE SECURITIES ACT OF 1933

For American Depositary Shares

Representing Ordinary Participation Certificates

Of

MAXCOM TELECOMUNICACIONES, S.A. DE C.V.

(Exact name of issuer of deposited securities as specified in its charter)

MAXCOM TELECOMMUNICATIONS, INC.

(Translation of issuer's name into English)

THE UNITED MEXICAN STATES

(Jurisdiction of incorporation or organization of issuer)

THE BANK OF NEW YORK

(Exact name of depositary as specified in its charter)

One Wall Street New York, N.Y.  10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

__________

The Bank of New York
ADR Division

One Wall Street, 29th Floor

New York, New York 10286

(212) 495-1784

 (Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Peter B. Tisne, Esq.

Emmet, Marvin & Martin, LLP

120 Broadway

New York, New York 10271

(212) 238-3010

It is proposed that this filing become effective under Rule 466

[ ] immediately upon filing

[ ] on ( Date ) at ( Time ).

If a separate registration statement has been filed to register the deposited shares, check the following box.  [X]

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a) may determine.

________________________________________________________________________________

The prospectus consists of the proposed revised form of American Depositary Receipt included as Exhibit A to the revised form of Deposit Agreement filed as Exhibit 1 to this Pre-Effective Amendment No. 1 to this Registration Statement which is incorporated herein by reference.

PART I

INFORMATION REQUIRED IN PROSPECTUS

Item - 1.

Description of Securities to be Registered

Cross Reference Sheet

Location in Form of Receipt

Item Number and Caption

Filed Herewith as Prospectus

1.

Name and address of depositary

Introductory Article

2.

Title of American Depositary Receipts and

Face of Receipt, top center

identity of deposited securities

Terms of Deposit:

(i)

The amount of deposited securities represented

Face of Receipt, upper right corner

by one unit of American Depositary Receipts

(ii)

The procedure for voting, if any,

Articles number 15, 16 and 18

the deposited securities

(iii)

The collection and distribution of

Articles number 4, 12, 13,

dividends

15 and 18

(iv)

The transmission of notices, reports

Articles number 11, 15, 16

and proxy soliciting material

and 18

(v)

The sale or exercise of rights

Articles number 13, 14, 15 and 18

(vi)

The deposit or sale of securities

Articles number 12, 13, 15,

resulting from dividends, splits

17 and 18

or plans of reorganization

(vii)

Amendment, extension or termination

Articles number 20 and 21

of the deposit agreement

(viii)

Rights of holders of Receipts to inspect

Article number 11

the transfer books of the depositary and

the list of holders of Receipts

(ix)

Restrictions upon the right to deposit

Articles number 2, 3, 4, 5, 6,

or withdraw the underlying securities

8 and 22

(x)

Limitation upon the liability

Articles number 14, 18, 19 and 21

of the depositary

3.

Fees and Charges

Articles number 7 and 8

Item - 2.

Available Information

Public reports furnished by issuer

Article number 11

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item - 3.

Exhibits

a.-1.

Form of Deposit Agreement dated as of ____________, 2007 among Maxcom Telecomunicaciones, S.A. de C.V., The Bank of New York as Depositary, and all Owners and Holders from time to time of American Depositary Receipts issued thereunder. – Previously filed.

a.-2.

English translation of Trust Agreement between Maxcom Telecomunicaciones, S.A. de C.V., as settler, and Nacional Financiera, Sociedad Nacional de Crédito, Institución de Banca de Desarrollo, as CPO Trustee, dated October 17, 2007 - Filed herewith as Exhibit 1.2.

b.

Any other agreement to which the Depositary is a party relating to the issuance of the Depositary Shares registered hereby or the custody of the deposited securities represented. – Not applicable.

c.

Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years, - See (a-1), (a-2) above.

d.-1.

Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to legality of the securities to be registered. - Previously filed.

d.-2.

Opinion of Juan Manuel Altamirano Leon, counsel for Nacional Financiera, Sociedad Nacional de Crediot, Institucion de Banca de Desarrollo, as CPO Trustee, as to the legality of the securities to be registered. – Filed herewith as Exhibit 4.2.

e.

Certification under Rule 466 - Not applicable.

Item - 4.

Undertakings

Previously filed.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused Pre-Effective Amendment No. 1 to this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on October 18, 2007.

Legal entity created by the agreement for the issuance of American Depositary Receipts for Ordinary Participation Certificates (Certificados de Participación Ordinarios) representing financial interests in shares of Series A Common Shares of Maxom Telecomunicaciones, S.A. de C.V..

By:

The Bank of New York,

  As Depositary

By: /s/ Edgar Piedra

Name:  Edgar Piedra

Title:    Vice President

Pursuant to the requirements of the Securities Act of 1933, Maxcom Telecomunicaciones, S.A. de C.V. has caused Pre-Effective Amendment No. 1 to this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in Mexico City, Mexico on October 17, 2007.

MAXCOM TELECOMUNICACIONES, S.A. DE C.V.

By: /s/ Gonzalo Alarcon I.

Name:  Gonzalo Alarcon I.

Title: General Counsel

Pursuant to the requirements of the Securities Act of 1933, Pre-Effective Amendment No. 1 to this Registration Statement has been signed by the following persons in the capacities indicated on October 17, 2007.

Signature

Title

__*___________________

Chief Executive Officer

René Sagastuy

(principal executive officer)

President and Director

__*___________________

Chief Financial Officer

José Antonio Solbes

(principal financial and accounting officer)

__*___________________

Director

Andrián Aguirre Gómez

__*___________________

Director

Maria Guadalupe Aguirre Gomez

__*___________________

Director

Lauro González Moreno

__*___________________

Director

Eduardo Vázquez

__*___________________

Director

Marco Provencio Muñoz

__*___________________

Director

Rodrigo Guerra Botello

__*___________________

Director

Jacques Gliksberg

__*___________________

Director

Alfonso Gonzalez Migoya

__*___________________

Authorized U.S. Representative

Donald Puglisi

* /s/ Gonzalo Alarcon I.

Name:  Gonzalo Alarcon I.

Title: Attorney-in-fact

INDEX TO EXHIBITS

Exhibit

Letter

Exhibit

1.1*

Form of Deposit Agreement dated as of _______________, 2007, among Maxcom Telecomunicaciones, S.A. de C.V., The Bank of New York, as Depositary, and all Owners and Holders from time to time of American Depositary Shares issued thereunder.

1.2

English translation of Trust Agreement between Maxcom Telecomunicaciones, S.A. de C.V., as settlor, and Nacional Financiera, Sociedad Nacional de Crédito, Institución de Banca de Desarrollo, as CPO Trustee, dated October 17, 2007.

4.*	Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to legality of the securities to be registered.

4.2

Opinion of Juan Manuel Altamirano León, counsel for Nacional Financiera, Sociedad Nacional de Crédito, Institución de Banca de Desarrollo, as CPO Trustee, as to the legality of the securities to be registered

* Previously Filed.